UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
Cambridge Antibody Technology Group plc
(Name of Subject Company (Issuer))
AstraZeneca PLC
AstraZeneca UK Limited
(Names of Filing Persons (Offerors))
Ordinary Shares
American Depositary Shares
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depositary Shares (US1321481079)
(CUSIP Number of Class of Securities)
Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
Tel: 011 44 20 7304 5000
with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$427,428,792	$45,735

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,210, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on May 15, 2006, of £1=$1.8836, which yields $427,428,792, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document dated May 23, 2006.

(2)	Sent via wire transfer to the SEC on May 23, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 (this “Amendment”) further amends the Tender Offer Statement on Schedule TO initially filed with the SEC on May 23, 2006 by AstraZeneca PLC and its wholly-owned subsidiary, AstraZeneca, relating to the Offer. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Offer Document filed as Exhibit 99.(a)(1) hereto.

ITEM 12.	EXHIBITS.

99	.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99	.(a)(2)°	Letter of Transmittal
99	.(a)(3)°	Notice of Guaranteed Delivery
99	.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)°	Form of Acceptance, Authority and Election
99	.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99	.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99	.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99	.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99	.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99	.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99	.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.
°	Previously filed with the SEC.
ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.
Item 8. Fairness of the Transaction
This Amendment amends and supplements Item 8 under Item 13 hereof as follows:
Fairness determinations to unaffiliated holders of CAT Securities
In the context of the Offer Document and related materials, any statements about the determination of fairness of the Offer to the holders of CAT Securities by either the AstraZeneca Entities or CAT should be read and understood to relate to a determination of the fairness of the Offer to the unaffiliated holders of CAT Securities (i.e., holders other than the AstraZeneca Entities).
Further information on the fairness determinations by AstraZeneca Entities
In the context of the Offer, the primary focus of AstraZeneca’s financial analysis was on the value of intellectual property rights and other intangible assets of CAT. That fact, when coupled with the fact that neither net book value nor liquidation value were deemed to be material considerations for the AstraZeneca Entities, means that CAT’s “going concern value” was a factor in its fairness determinations and is reflected in the discussions in the paragraph entitled “Offer price” on page 35 of the Offer Document.
AstraZeneca did not request or obtain a fairness opinion from Goldman Sachs International because the financial and operational analyses were conducted by AstraZeneca and it was not considered necessary or market practice in the United Kingdom to obtain such an opinion.
Further information on the fairness determinations by the CAT Board
For the avoidance of doubt, the CAT Board believes the Offer to be substantively and procedurally fair to all unaffiliated holders of CAT Securities.
As stated in paragraph 3 of the Part III of the Offer Document, the CAT Board considered a number of factors in making its fairness determination, including CAT’s current and anticipated business, financial condition, results of operations and prospects, short and medium-term expectations of profitability and related forward-looking issues. Those considerations, when coupled with the fact that neither net book value nor liquidation value were deemed to be material considerations for the CAT Board’s determinations, means that CAT’s “going concern value” was a factor in its fairness determinations.
The CAT Board did not, and does not, consider valuations based on net book value or liquidation value to be generally considered appropriate for companies such as CAT and, as a result, were not considered relevant to the CAT Board’s fairness determination. For example, although the Offer price is 1,320 pence per CAT Share, the net book value per CAT Share, which is disclosed in paragraph 11.13 of Appendix V on page 147 of the Offer Document, was 341 pence, significantly below the Offer price.
The CAT Board did not consider it necessary to retain a separate unaffiliated representative for the non-executive directors on the CAT Board because none of the directors of CAT is an affiliate of AstraZeneca for U.S. federal securities law purposes and, in addition, a majority of CAT’s directors are non-executive directors, all of whom voted to recommend the Offer as stated in paragraph 5 of Part III of the Offer Document. Furthermore, CAT is an English public limited company and, while certain U.S. companies may consider retaining such a representative in connection with state law conflicts of interest provisions, there is no requirement under English company law to do so nor is it usual for an English company to do so in circumstances such as the Offer.
The CAT Board did not believe that the payments to Morgan Stanley had a material impact on the CAT Board’s determination of fairness of the Offer. The CAT Board appointed Morgan Stanley because it wished to retain the advice of financial experts in these matters and was required to obtain competent independent advice in connection with the Offer under the City Code. CAT believes that is customary in the United Kingdom for payments to the financial adviser to be staggered, as was done with Morgan Stanley, and the amounts payable to Morgan Stanley are what may customarily have been expected in these circumstances.
Role of CAT Offer Committee
For the avoidance of doubt, the CAT Offer Committee of the Board was appointed to deal solely with administrative matters related to the execution of the Offer. This committee was not formed to consider the fairness of the Offer and made no such determination.

Item 16. Exhibits

99	.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99	.(a)(2)°	Letter of Transmittal
99	.(a)(3)°	Notice of Guaranteed Delivery
99	.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)°	Form of Acceptance, Authority and Election
99	.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99	.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99	.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99	.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99	.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99	.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99	.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Graeme Musker

Name: Graeme Musker
Title: Company Secretary and Solicitor
Date: June 21, 2006

EXHIBIT INDEX

99.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99.(a)(2)°	Letter of Transmittal
99.(a)(3)°	Notice of Guaranteed Delivery
99.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99.(a)(8)°	Form of Acceptance, Authority and Election
99.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.